Exhibit 99.1

SODASTREAM REPORTS FOURTH QUARTER AND FISCAL 2017 RESULTS

Q4 Revenue Increased 20% to $157.7 Million

Q4 Operating Income Increased 36% to an All-Time Record $25.7 Million

Q4 Diluted EPS Increased 58% to $1.13

Company Finished Q4 with Cash & Financial Investments of $155.2

AIRPORT CITY, Israel – February 14, 2018 - SodaStream International Ltd. (NASDAQ: SODA), the leading manufacturer of home beverage carbonation systems, announced today its results for the quarter and year ended December 31, 2017.

For the fourth quarter ended December 31, 2017:

•	Revenue increased 19.6% to $157.7 million, compared to $131.8 million in the fourth quarter of 2016
•	Operating income increased 36.4% to $25.7 million, compared to $18.8 million in the fourth quarter of 2016
•	Net income increased 63.2% to an all-time record of $25.5 million, compared to $15.6 million in the fourth quarter of 2016
•	Diluted earnings per share (EPS) increased 58.1% to $1.13 compared to $0.71 in the fourth quarter of 2016

For the year ended December 31, 2017, compared to full year 2016 results:

•	Revenue increased 14.1% to $543.4 million compared to $476.1 million in 2016
•	Operating income increased 49.4% to an all-time record of $81.4 million, compared to $54.5 million in 2016
•	Net income increased 67.3% to an all-time record $74.4 million, compared to $44.5 million in 2016
•	Diluted EPS increased 59.4% to $3.29 compared to $2.07 in 2016

“Our fourth quarter performance represents a terrific finish to an outstanding year for SodaStream,” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “Throughout 2017 we successfully executed our growth plan aimed at expanding household penetration and increasing usage of our home carbonation system which translated into mid-teens revenue growth, record net income, and strong cash generation. These results underscore the strength of our brand and product offering and showcase the power of our business model. The work we’ve done bolstering our organization, improving our systems and processes, and enhancing our manufacturing capabilities has provided us with a much stronger foundation to capitalize on the many growth opportunities that still lie ahead and continue creating value for our shareholders.”

Fourth Quarter 2017 Financial Review

Geographical Revenue Breakdown	Three Months Ended
	December 31, 2016	December 31, 2017	Increase (decrease)	Increase (decrease)
	In millions USD			%
Western Europe	$74.8	$89.0	$14.2	18.9%
The Americas	36.1	43.5	7.4	20.7%
Asia-Pacific	14.9	19.4	4.5	30.6%
Central & Eastern Europe, Middle East, Africa	6.0	5.8	(0.2)	(4.6)%
Total	$131.8	$157.7	$25.9	19.6%

Product Segment Revenue Breakdown	Three Months Ended
	December 31, 2016	December 31, 2017	Increase	Increase
	In millions USD			%
Sparkling Water Maker Starter Kits	$56.7	$71.5	$14.8	26.1%
Consumables	74.0	84.7	10.7	14.4%
Other	1.1	1.5	0.4	38.2%
Total	$131.8	$157.7	$25.9	19.6%

Product Segment Unit Breakdown	Three Months Ended
	December 31, 2016	December 31, 2017	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	941	1,181	240	25.5%
CO2 Refills	7,413	8,248	835	11.3%
Flavors	5,235	4,651	(584)	(11.2)%

Revenue increased $25.9 million, or 19.6%, to $157.7 million compared to $131.8 million in the same period in 2016 driven by growth in most of the Company's geographic regions, primarily Germany, Canada, Australia and the U.S. Changes in foreign currency exchange rates ("FX") positively impacted revenue by approximately $8.0 million, mainly driven by the strengthening of the Euro/U.S. Dollar exchange rate.

Gross margin increased 140 basis points to 53.8% compared to 52.4% for the same period in 2016. The increase reflects continued production optimization, the leveraging of fixed infrastructure costs on increased production volume, the introduction of higher margin sparkling water makers, partially offset by a higher portion of sparkling water makers in the product mix. The positive FX impact on revenue was partially offset by an adverse impact of the weakening of the U.S. Dollar/Israeli Shekel exchange rate compared to the same period in 2016. The net positive FX impact on gross profit was approximately $3.9 million.

Sales and marketing expenses were $44.7 million, or 28.3% of revenue, compared to $39.0 million, or 29.6% of revenue, in the same period in 2016. Advertising and promotion expenses increased by $4.6 million to $22.6 million, or 14.3% of revenue, compared to $18.0 million, or 13.7% of revenue, in the same period in 2016. Sales team, distribution and logistics expenses were $22.1 million, or 14.0% of revenue, compared to $21.0 million, or 15.9% of revenue, in the same period in 2016.

General and administrative expenses increased $3.4 million to $14.5 million, or 9.2% of revenue, compared to $11.1 million, or 8.5% of revenue, in the same period in 2016.

Operating income increased 36.4% to $25.7 million, or 16.3% of revenue, compared to $18.8 million, or 14.3% of revenue, in the fourth quarter of 2016. Changes in FX positively impacted operating income by approximately $1.3 million. The positive FX impact on gross profit compared to the same period in 2016 was mainly offset by an adverse impact on operating expenses from the strengthening of the Euro/U.S. Dollar exchange rate.

Net financial income was $1.4 million compared to net financial expense of $0.8 million in the same period in 2016.

Tax expense was $1.5 million with an effective tax rate of 5.7%, compared to $2.4 million with an effective tax rate of 13.2% in the same period in 2016. The decrease in the effective tax rate is mainly due to agreements with tax authorities in certain jurisdictions. On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act which had an immaterial impact on the Company’s tax results.

Net income was $25.5 million, or $1.13 per diluted share, based on 22.7 million weighted shares outstanding compared to net income of $15.6 million, or $0.71 per diluted share, based on 22.0 million weighted shares outstanding in the same period in 2016.

Balance Sheet Review

At December 31, 2017, the Company had cash and financial investments totaling $155.2 million compared to $57.3 million at December 31, 2016.

Cash flow from operations less investing activities, excluding financial investments, was $14.3 million compared to $11.6 million in the same period in 2016. During the fourth quarter of 2017, the Company invested $50.0 million in short-term investments.

Working capital increased 6.0% to $132.3 million compared to $124.8 million at December 31, 2016. Inventories increased 10.3% to $97.1 million compared to $88.0 million at December 31, 2016.

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Full year 2017 financial review

Geographical Revenue Breakdown	Year Ended
	December 31, 2016	December 31, 2017	Increase	Increase
	In millions USD			%
Western Europe	$286.5	$325.3	$38.8	13.5%
The Americas	114.8	127.4	12.6	11.0%
Asia-Pacific	49.6	61.9	12.3	24.8%
Central & Eastern Europe, Middle East, Africa	25.2	28.8	3.6	14.3%
Total	$476.1	$543.4	$67.3	14.1%

Product Segment Revenue Breakdown	Year Ended
	December 31, 2016	December 31, 2017	Increase (decrease)	Increase (decrease)
	In millions USD			%
Sparkling Water Maker Starter Kits	$170.8	$212.3	$41.5	24.3%
Consumables	297.0	323.5	26.5	8.9%
Other	8.3	7.6	(0.7)	(7.7)%
Total	$476.1	$543.4	$67.3	14.1%

Product Segment Unit Breakdown	Year Ended
	December 31, 2016	December 31, 2017	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	2,941	3,657	716	24.3%
CO2 Refills	29,407	32,518	3,111	10.6%
Flavors	21,957	20,289	(1,668)	(7.6)%

Revenue increased 14.1% to $543.4 million from $476.1 million in the same period in 2016. The increase was driven by growth in all geographical regions, primarily Germany, Canada, Australia and Japan. Changes in foreign currency exchange rates ("FX") positively impacted revenue by approximately $7.6 million, mainly driven by the strengthening of the Euro/U.S. Dollar exchange rate.

Gross margin increased 180 basis points to 53.3% compared to 51.5% in the same period in the prior year. The increase reflects continued production optimization, the leveraging of fixed infrastructure costs on increased production volume and the introduction of higher margin sparkling water makers, partially offset by a higher portion of sparkling water makers in the product mix and changes in FX compared to the same period in 2016.

Changes in FX negatively impacted gross profit by $1.2 million, mainly driven by the strengthening of the Israeli Shekel against the U.S. Dollar compared to the same period in 2016.

Sales and marketing expenses were $159.2 million, or 29.3% of revenue, compared to $144.7 million, or 30.4% of revenue, in the same period in 2016. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses. Advertising and promotion expenses increased by $11.8 million to $76.7 million, or 14.1% of revenue, compared to $64.9 million, or 13.6% of revenue, in the same period in 2016. Sales team, distribution and logistics expenses were $82.5 million, or 15.2% of revenue, compared to $79.8 million and 16.8% of revenue, in the same period in 2016.

General and administrative expenses were $49.1 million, or 9.0% of revenue, compared to $43.5 million, or 9.1% of revenue in 2016.

Operating income increased 49.4% to $81.4 million, or 15.0% of revenue, compared to $54.5 million, or 11.4% of revenue in the same period in 2016. Changes in FX negatively impacted operating income by approximately $4.0 million. In addition to the net negative FX impact on gross profit in the amount of $1.2 million, there was a negative impact due to the strengthening of the Euro/U.S. Dollar rate and its effect on operating expenses compared to the same period in 2016.

Net financial income was $1.4 million compared to net financial expense of $2.1 million in the same period in 2016.

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Tax expense was $8.3 million, reflecting an effective tax rate of 10.1%, compared to $7.9 million, or an effective tax rate of 15.1%, in the same period in 2016.

Net income was $74.4 million, or $3.29 per diluted share, based on 22.6 million weighted shares outstanding, compared to net income of $44.5 million, or $2.07 per diluted share, based on 21.5 million weighted shares outstanding in the same period in 2016.

Guidance

For 2018, the Company currently expects full year revenue to increase approximately 12% over 2017 revenue of $543.4 million, of which approximately 2% is expected to result from the acquisition of the Company’s French distributor.

Operating income for 2018 is currently expected to increase approximately 10% over 2017 operating income of $81.4 million, or approximately 20% excluding the increase in share-based payment expense in 2018 compared to 2017.

Diluted earnings per share is currently expected to increase approximately 5% over 2017 diluted earnings per share of $3.29, or approximately 15%, excluding the increase in share-based payment expense in 2018 compared to 2017.

For 2018, the Company currently projects share-based payment expense to increase approximately $9 million over 2017 due to new employee options and restricted stock units expected to be granted by the Company during the first half of 2018. The increase is being driven by the number of new grants and the higher average share price compared with the previous year. Based on IFRS guidelines, close to 60% of the cost associated with new grants of options and restricted stock units is required to be expensed in the first year following the grant date.

Conference Call and Management Commentary

A supplemental slide presentation has been furnished as part of today’s report of a foreign private issuer on a Form 6-K and will be posted on the Company’s website at http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, February 14, 2018) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. Our products promote health and wellness, are environmentally friendly, cost effective, customizable and fun to use. Our products are available at more than 80,000 individual retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains EBITDA and Adjusted EBITDA, which are non-IFRS measures, see page 10 below.

EBITDA is a non-IFRS measure, which represents earnings before financial expense (income), income tax, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure, which is calculated in the same way as EBITDA, and further eliminates the effect of impairment of other intangible assets. We believe that EBITDA and Adjusted EBITDA, as described above, should be considered in evaluating the Company’s operations. Both measures facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively). Adjusted EBITDA is useful to an investor in evaluating our operating performance because it excludes unusual costs associated with non-recurring events and without regard to non-cash items.

Non-IFRS measures should be considered in addition to results prepared in accordance with IFRS and should not be considered a substitute for the IFRS results. A reconciliation of EBITDA and Adjusted EBITDA to Net income, the most closely comparable IFRS measure, is included at the end of this press release. In addition, EBITDA and Adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

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Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the year ended		For the three months ended
	December 31,		December 31,
	2016	2017	2016	2017
	(Audited)	(Unaudited)	(Unaudited)
Revenue	$476,065	$543,371	$131,800	$157,659
Cost of revenue	231,087	253,512	62,802	72,784

Gross profit	244,978	289,859	68,998	84,875

Operating expenses
Sales and marketing	144,657	159,225	39,021	44,692
General and administrative	43,522	49,117	11,139	14,484
Other expenses, net	2,327	142	-	-

Total operating expenses	190,506	208,484	50,160	59,176

Operating income	54,472	81,375	18,838	25,699

Financial expense (income), net	2,120	(1,354)	806	(1,376)

Income before income tax	52,352	82,729	18,032	27,075

Income tax expense	7,886	8,340	2,384	1,545

Net income for the period	44,466	74,389	15,648	25,530

Net income per share
Basic	$2.10	$3.41	$0.73	$1.16
Diluted	$2.07	$3.29	$0.71	$1.13

Weighted average number of shares
Basic	21,183	21,808	21,297	22,012
Diluted	21,516	22,577	21,978	22,676

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Consolidated Balance Sheets as of

	December 31,	December 31,
	2016	2017
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$50,250	$85,168
Financial investments	7,000	70,000
Inventories	87,986	97,088
Trade receivables ,net	87,430	124,352
Other receivables	20,613	19,250
Assets classified as held for sale	1,484	-
Derivative financial instruments	2,112	404
Total current assets	256,875	396,262

Property, plant and equipment	164,628	171,543
Intangible assets	37,582	38,365
Deferred tax assets	4,154	6,435
Other receivables	2,688	4,260
Total non-current assets	209,052	220,603

Total assets	465,927	616,865

Liabilities
Derivative financial instruments	-	215
Trade payables	41,643	61,215
Income tax payable	8,312	14,350
Provisions	2,646	2,602
Other current liabilities	22,262	30,461
Total current liabilities	74,863	108,843

Employee benefits	2,306	2,403
Other non-current liabilities	73	164
Deferred tax liabilities	5,166	4,279
Total non-current liabilities	7,545	6,846

Total liabilities	82,408	115,689

Shareholders’ equity
Share capital	3,461	3,599
Share premium	214,609	234,406
Translation reserve	(34,161)	(10,738)
Retained earnings	199,610	273,909
Total shareholders’ equity	383,519	501,176

Total liabilities and shareholders’ equity	$465,927	$616,865

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Consolidated Statements of Cash Flows

	For the year ended		For the three months ended
	December 31,		December 31,
	2016	2017	2016	2017
	(Audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income for the period	$44,466	$74,389	$15,648	$25,530

Adjustments:
Depreciation of property, plant and equipment	16,012	19,336	5,086	4,338
Amortization of intangible assets	3,439	2,952	843	737
Impairment of other intangible assets	1,830	-	-	-
Change in fair value of derivative financial instruments	(448)	1,629	(1,074)	182
Other expenses, net	-	142	-	-
Exchange rate differences on long-term loans and borrowing	287	-	(355)	-
Share based payment	4,801	5,225	1,288	1,768
Interest expense (income), net	523	(421)	154	(186)
Income tax expense	7,886	8,340	2,384	1,545
	78,796	111,592	23,974	33,914
Decrease (increase) in inventories	22,352	(6,644)	10,527	5,764
Increase in trade and other receivables	(9,375)	(30,845)	(11,990)	(26,592)
Increase (decrease) in trade payables and other liabilities	(3,970)	26,466	(5,237)	8,821
Increase (decrease) in employee benefits	123	287	(92)	72
Increase (decrease) in provisions	239	(44)	(255)	281
	88,165	100,812	16,927	22,260
Interest paid	(616)	(135)	(188)	(41)
Income tax received	348	101	141	23
Income tax paid	(5,965)	(5,962)	(740)	(2,726)
Net cash from operating activities	81,932	94,816	16,140	19,516

Cash flows from investing activities
Interest received	93	556	33	228
Proceeds from (investment in) bank deposits	(7,000)	7,000	-	-
Investment in financial Investments	-	(70,000)	-	(50,000)
Proceeds from investment grants	2,828	6,227	-	2,324
Proceeds from sale of property, plant and equipment	-	2,281	-	691
Proceeds from (payment for) derivative financial instruments, net	(1,033)	294	10	(800)
Acquisition of property, plant and equipment	(25,987)	(21,165)	(4,159)	(7,062)
Acquisition of intangible assets	(1,982)	(2,260)	(457)	(629)
Net cash used in investing activities	(33,081)	(77,067)	(4,573)	(55,248)

Cash flows from financing activities
Proceeds from exercise of employee share options	4,328	14,710	2,410	3,960
Repayments of long-term loans and borrowings	(34,248)	-	(16,555)	-
Change in short-term debt	(2,861)	-	-	-
Net cash from (used in) financing activities	(32,781)	14,710	(14,145)	3,960

Net increase (decrease) in cash and cash equivalents	16,070	32,459	(2,578)	(31,772)
Cash and cash equivalents at the beginning of the period	34,534	50,250	53,857	116,629
Effect of exchange rates fluctuations on cash and cash equivalents	(354)	2,459	(1,029)	311

Cash and cash equivalents at the end of the period	$50,250	$85,168	$50,250	$85,168

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The following tables present the Company’s revenue, by

region and product type for the periods presented, as well as such revenue by region and product type as a percentage of total revenue:

	Year Ended		Three Months Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	Revenue (in thousands)

Western Europe	$286,512	$325,315	$74,837	$88,977
The Americas	114,747	127,370	36,053	43,503
Asia-Pacific	49,614	61,902	14,880	19,428
Central & Eastern Europe, Middle East & Africa	25,192	28,784	6,030	5,751
Total	$476,065	$543,371	$131,800	$157,659

	Year Ended		Three Months Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Western Europe	60.2%	59.9%	56.8%	56.4%
The Americas	24.1%	23.4%	27.4%	27.6%
Asia-Pacific	10.4%	11.4%	11.3%	12.3%
Central & Eastern Europe, Middle East & Africa	5.3%	5.3%	4.5%	3.7%
Total	100.0%	100.0%	100.0%	100.0%

	Year Ended		Three Months Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	Revenue (in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$170,790	$212,293	$56,700	$71,502
Consumables	297,011	323,449	73,997	84,633
Other	8,264	7,629	1,103	1,524
Total	$476,065	$543,371	$131,800	$157,659

	Year Ended		Three Months Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Sparkling Water Maker starter kits (including exchange cylinders)	35.9%	39.1%	43.0%	45.3%
Consumables	62.4%	59.5%	56.2%	53.7%
Other	1.7%	1.4%	0.8%	1.0%
Total	100.0%	100.0%	100.0%	100.0%

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Reconciliation of Net income to EBITDA and Adjusted EBITDA
	Year Ended		Three Months Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$44,466	$74,389	$15,648	$25,530
Financial expense (income), net	2,120	(1,354)	806	(1,376)
Income tax expense	7,886	8,340	2,384	1,545
Depreciation and amortization	19,451	22,288	5,929	5,075
EBITDA	$73,923	$103,663	$24,767	$30,774
Impairment of other intangible assets	1,830	-	-	-

Adjusted EBITDA	$75,753	$103,663	$24,767	$30,774

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